Mail Stop 3561

March 8, 2007

Via Fax & U.S. Mail

Mr. Barry Reichman, Chief Executive Officer
Multi-Media Tutorial Services, Inc.
1214 East 15th Street
Brooklyn, New York 11230

>   **Re: Multi-Media Tutorial Services, Inc.**
>   **Form 10-KSB for the fiscal year ended February 28, 2006**
>   **Filed June 15, 2006**
>   **File No. 000-25758**

Dear Mr. Reichman:

We have reviewed your response letters dated February 16, 2007 and February 28, 2007 and have the following comment. Unless otherwise indicated, we think you should revise your document in future filings in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comment will be complied with, or, if the comment is deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Annual Report on Form 10-KSB for the fiscal year ended February 28, 2006

Item 8A. Controls and Procedures

1.   We note your response to our prior comment 2 and do not believe including Item
        8A in future filings is adequate. As originally requested, please file an
        amendment to your February 28, 2006 Form 10-KSB to include this section and
        ensure that all future filings contain the required item numbers as required.

                                    ****

You may contact Heather Clark at 202-551-3624 or Jean Yu at 202-551-3305 if you have
questions regarding comments on the financial statements and related matters. Please
contact me at 202-551-3813 with any other questions.

                                    Sincerely,

                                    Linda Cvrkel
                                    Branch Chief